UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on October 26, 2015 (the “Original Form 6-K”), is being furnished solely for the purposes of amending the Original Form 6-K to update the Material Fact, dated October 26, 2015 (English translation) (“Material Fact”) to correct a translation error. An updated version of the Material Fact has been attached to this Amendment and supersedes the earlier version attached to the Original Form 6-K. No other portions of the Original Form 6-K were amended.

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or “Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76, informs its shareholders and the market in general that BTG Pactual S.A. (“BTG Pactual”), in its capacity as the Company’s agent to develop viable structuring and financing alternatives that would enable the Company to participate in the consolidation of the Brazilian telecommunications sector, without economic dilution to the current shareholders, received, on Friday, October 23, 2015, a letter from a company of the investment group Letter One (“Letter One”), containing a proposal for the Company to enter into exclusive negotiations with Letter One with respect to a potential transaction with the objective of a possible consolidation of the Brazilian telecommunications sector, involving a potential business combination with TIM Participações S.A.

In accordance with the proposal from Letter One, sent by BTG Pactual to the Chief Executive Officer and Chairman of the Company’s board of directors, Letter One would be willing to make a capital contribution of up to U.S.$4.0 billion in the Company, subject to the consolidation activities.

The proposal will be carefully evaluated by the Company, jointly with its legal and financial advisors.

The Company will maintain its shareholders and the market informed if there is any decision with respect to the above matter or with respect to any events related to the foregoing.

Rio de Janeiro, October 26, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer